Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
320 Bay Street
Suite 1520
Toronto, Ontario
M5H 4A6 CANADA

Item 2	Date of Material Change

September 13, 2011

Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on September 13, 2011.

Item 4	Summary of Material Change

Aurico Gold and Northgate Minerals Provide Update on Special Shareholder Meetings

Item 5	Full Description of Material Change

AuRico Gold Inc. (“AuRico”) (TSX:AUQ) (NYSE:AUQ) and Northgate Minerals Corporation (“Northgate”) (TSX:NGX) (NYSE-Amex:NXG) jointly announce that pursuant to the New York Stock Exchange’s advance notice requirement for setting record dates, the record date for the notice of the AuRico Meeting and the Northgate Meeting (as defined below) has now been set for September 23, 2011. Consistent with the change in the record date, the date of both companies’ special meetings of shareholders has now been set for October 24, 2011.

The purpose of the AuRico special meeting ("AuRico Meeting") is to consider a resolution to approve the issuance of the AuRico common shares to Northgate security holders in connection with the Arrangement (as hereinafter defined). The AuRico Meeting is being held concurrently with the special meeting of Northgate shareholders ("Northgate Meeting") which has been called to consider the Arrangement.

AuRico shareholders of record at the close of business on September 23, 2011 will be provided with the notice of the AuRico Meeting and AuRico's management information circular in respect of the AuRico Meeting and will be entitled to vote at the AuRico Meeting.

Northgate shareholders of record at the close of business on September 23, 2011 will be provided with the notice of the Northgate Meeting and Northgate's management information circular in respect of the Northgate Meeting and will be entitled to vote at the Northgate Meeting.

Both companies' information circulars will be publically filed and mailed during the week of September 26, 2011. On August 29, 2011, AuRico and Northgate announced that the companies had entered into an arrangement agreement (the “Arrangement Agreement”), pursuant to which, among other things, AuRico will acquire all of the issued and outstanding common shares of Northgate in accordance with a court-approved plan of arrangement of Northgate under the British Columbia Business Corporations Act (the “Arrangement”). Assuming the Arrangement becomes effective, each Northgate shareholder will receive 0.365 of an AuRico common share for each Northgate common share.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

September 13, 2011